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                                ImaginOn, Inc.
                              1313 Laurel Street
                             San Carlos, CA 94070
                              PH: (650) 596-9300
                              FAX: (650) 596-9350
                               www.imaginon.com


                                October 4, 2000


Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn: Filing Desk

Re: ImaginOn, Inc. (the "Registrant") S-1 Registration Statement, Commission File No. 333-36736 (the "Registration Statement")

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as agent for service for the above-referenced Registration Statement, I hereby request that the above Registration Statement on Form S-1, originally filed on May 5, 2000 be withdrawn.

     Because of market conditions, the Registrant has elected not to pursue a public offering at this time, and, instead, will pursue private financing. The Registrant believes these actions are in the best interests of the public and the shareholders of the Registrant.

     Please date stamp the extra copy of this letter enclosed to indicate your receipt, and return it to me in the enclosed, postage-prepaid, return envelope.

     If you have any questions, please call John W. Kellogg, Esq., of Friedlob Sanderson Paulson & Tourtillott, LLC, at (303) 571-1400, or me at the letterhead address.
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                                          IMAGINON, INC.



                                      By: /s/ David Schwartz
                                          ----------------------------
                                          David Schwartz
                                          President, Chairman and
                                          Chief Executive Officer

Enclosure
cc:  John W. Kellogg, Esq., Friedlob Sanderson Paulson & Tourtillott
     Scott Magnuson, C.P.A., Gelfond Hochstadt Pangburn, P.C.
     James McDonald, C.P.A., Gelfond Hochstadt Pangburn, P.C.
     The National Association of Securities Dealers, Inc.
     Maria Gabriela Bianchini, Esq., S.E.C. Division of Corporation Finance